FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	CODE OF BUSINESS CONDUCT

Item 1

CODE OF BUSINESS CONDUCT

TABLE OF CONTENTS

1	A message from the President and CEO

2	The Purpose and Application of the Code
2	Purpose of this Code
2	Application of this Code

3	Our Responsibilities
3	Employee Responsibilities
3	Supervisor Additional Responsibilities
3	Executive and Senior Management
4	Duty to Report Code Violations
4	Waivers and Changes to the Code

5	CN’s Principles and General Business Tenets
5	CN’s Principles
5	CN’s General Business Tenets

6	CN Ethics and Compliance Policies
6	Conflicts of Interest
8	Risk Management
9	Drugs and Alcohol
10	Diversity and Harassment-Free Environment
11	Competition and Antitrust
12	Confidentiality
13	Compliance with Insider Trading and Other Legal Requirements
14	Information Security
15	Corporate Disclosure
16	Community Activities and Investment
17	Political Activities
18	Records and Document Retention

19	Reporting Violations and Compliance
19	Compliance Standards and Procedures
19	Reporting Accounting and Auditing Matters
19	Reporting Violations

A MESSAGE FROM THE PRESIDENT AND CEO

Dear colleague,

CN is committed to adopting the highest standards in all aspects of its activities. CN’s vast presence in Canada and the US subjects us all to complex laws and regulations of many jurisdictions. We also deal with thousands of customers, suppliers, contractors and partners around the world that are helping us become the best transportation company in North America. Yet, CN’s high standards of ethical business conduct must remain a constant and even a trademark.

When it comes to business conduct, CN employees may always want to do the right thing but sometimes it’s not easy to know what that right thing is. To help you clearly understand and apply our business principles and existing compliance policies, I felt it was important to formally bring them together as the CN Code of Business Conduct.

This Code will give you some sound guidance on how you are expected to do your job and conduct business relationships. At CN, we want to be known for the high quality of our service and for our dedication to meeting our customer commitments. We want to run our railroad and all aspects of our business in a safe and efficient way. In all our dealings - with each other, with our customers, suppliers, contractors, partners and the communities in which we live and work - we must always be open, ethical and honest. We want to preserve our corporate integrity and be proud of our company.

I urge you to read this Code very carefully and use it as a reference when you need it. Feel free also to contact your supervisor if you have any questions. It is important for you, CN, and for all the people you come in contact with on a daily basis, to firmly uphold our Code principles.

E. Hunter Harrison
President and Chief Executive Officer

THE PURPOSE AND APPLICATION OF THE CODE

Purpose of this Code

As a CN employee, you must be familiar with this Code and learn how it applies to your work. Ethical business conduct at CN certainly goes beyond compliance. It’s equally important for you to think through the possible impact of your actions on everybody involved with the organization, whether it’s our employees, customers, suppliers, business partners or investors.

This Code is intended to help you and our partners to promote best practices and comply with CN policies.

Keep in mind that the Code will occasionally be adapted to reflect new realities or new legislation. If you have questions about a situation, a policy or a potential violation, you should contact your immediate supervisor or your HR representative. The Code provides guidance for some of the more common situations you may face. It is not intended to be all-inclusive. You are also encouraged to consult other CN documents and policies that may cover specific subjects in detail.

Application of this Code

CN expects all employees at all levels of the company, as well as its officers, directors, customers, suppliers, vendors, contractors and partners, to comply with this Code.

Every reference made to employees of CN also refers to officers and directors.

OUR RESPONSIBILITIES

Understanding and complying with CN’s Code of Business Conduct and underlying CN policies is every individual’s responsibility. Instilling trust, honesty and integrity into our work environment should always be a top priority.

The section CN Ethics and Compliance Policies (p.6) provides an overview of selected CN policies on important matters. Some of our policies are currently available on CN’s Intranet and others are available from a variety of departments, including Law and Human Resources.

Employee responsibilities

Use this as your responsibility checklist:
  Read, understand and comply with the Code and underlying CN policies in your daily conduct of company business;

  Periodically review the Code*;

  Keep a copy of the Code for reference;

  Use the resources available for guidance and assistance;

  Refer to your supervisor or your Human Resources representative when uncertain about a situation;

  Report in good faith any violations or potential violations of the Code; and

  Cooperate in internal investigations about a reported violation.

Supervisor Additional Responsibilities

As supervisor, you must act as a resource person and provide sound and timely advice to your group. This means you should:

  Return a signed compliance form;

  Answer employee questions about the Code or direct them to the right source of information;

  Provide timely advice and guidance to employees on ethics and compliance concerns;

  Handle all employee reports promptly and confidentially;

  Encourage employees to ask questions and get advice before they act;

  Report in good faith any violations of the Code or situations that could result in violations to CN’s Ombudsman; and

  Lead by example.

Executives and Senior Management

In addition to employees’ and supervisors’ responsibilities detailed above, Senior Management has the responsibility to continuously promote ethical business conduct, in line with CN’s values and general business principles.

Duty to Report Code Violations

All employees are required to report in good faith violations of this Code by any CN employee, customer, supplier, vendor, contractor or partner.

You can bring the matter to the attention of your immediate supervisor or report directly to CN’s Ombudsman through any communication means available to you.

Telephone
866-226-8968 or 514-399-5581

E-mail
ombudsman@cn.ca

Mail
CN Ombudsman
935 de La Gauchetière West
Montreal, Quebec
Canada H3B 2M9

Prompt action on potential problems will allow us to correct mistakes (whether inadvertent or resulting from bad judgment), will minimize liabilities to others, and, most importantly, will preserve our corporate integrity and our commitment to adopt high standards in all aspects of our business activities.

Rest assured that all of your reports will be handled promptly and confidentially. As well, you will not be penalized, discharged, demoted, suspended, or discriminated against for reporting in good faith or enquiring about potentially unethical conduct or irregularities or for seeking guidance on how to handle suspected illegal acts or rule violations.

Waivers and Changes to the Code

All employees of CN are expected to comply with this Code at all times. No waiver of the Code may be granted to officers or directors of CN unless approved by CN’s Board of Directors. Any waiver for other employees may be granted by CN’s Senior Vice-President, People. Any waiver granted to an officer or director of CN must be disclosed to the public, as required by corporate governance rules applicable to CN.

Any change to this Code must also be disclosed, in accordance with applicable corporate governance standards.

CN’S PRINCIPLES AND GENERAL BUSINESS TENETS

CN’s Principles

A commitment to the following values will guide our conduct as individuals and as a company:

  Safety

  Service (doing what we say we’ll do)

  People

  Asset utilization

  Cost control

CN’s General Business Tenets

Respecting the Law, Rules and Regulations
When doing business, employees should always be sure to adhere to the spirit as well as letter of the law, rules, regulations and commonly accepted standards of business conduct. Ask yourself: am I doing the right thing? You should avoid activities that could involve or lead to the involvement of CN in any unlawful or improper practice.

Business Integrity and Fair Dealing
CN supports free enterprise and believes in fair competition in an open market. CN ensures integrity and fairness in all aspects of its business and seeks to deal fairly with its customers, suppliers, partners, competitors and employees. CN employees should always comply with and promote these values.

Communication of Corporate Information
At CN we deal with each other and with our customers, suppliers, regulators and all other stakeholders in an open, straightforward and truthful manner. CN employees do not deliberately mislead in any verbal or written communication with another person or organization. CN seeks to include full, fair, accurate, timely and understandable disclosure in all reports and documents filed by the company, as well as in all of CN’s other public communications.

CN ETHICS AND COMPLIANCE POLICIES

This Code is not intended as a comprehensive rulebook. Many of the positions outlined here are backed up by existing company policies and procedures. In the case of a contradiction between the terms of the Code and the terms of a company policy, the policy will prevail.

Conflicts of Interest

CN respects your right to manage your own affairs and investments. However, every employee must avoid situations where personal interests could conflict with, or even appear to conflict with, the interests of CN.

While it is not possible to detail every situation where conflicts of interest may arise, the following areas have clear potential for conflict.

Outside Interests
As CN employees, we owe our first business allegiance to CN. You must avoid outside interests that may impair or appear to impair the effective performance of your responsibilities to CN, either because of excessive demands on your time or because the outside commitment could be inconsistent with your obligations to CN.

Customer, Contractor and Supplier Relations
You should never assist companies or individuals to obtain preferential treatment in their dealings with CN. In addition, you must be fair and impartial in all dealings with customers, suppliers and partners, while respecting CN’s guidelines.

It is important to avoid or fully disclose outside activities that affect the objectivity of your judgment or could interfere with how you do your job.

You must not give to or accept from any customer, contractor or supplier gifts other than those of nominal value or appropriate under the business circumstances.

Corporate Opportunities
While you are employed by CN (and even after termination of your employment), you should never take advantage of any corporate opportunity that is available through the use of CN property, through information that is not generally available to the public or from your position at CN and you should never use such corporate property, information or position for personal gain. Similarly, you should never be in a position where you would compete against the company. You are always expected to advance the legitimate interest of CN when the opportunity to do so arises.

Gifts and Entertainment
You and members of your family should not solicit or accept gifts, entertainment, services, favors, personal discounts, and similar gratuities offered to you as a result of your position at CN. This does not apply to incidental gifts, customary hospitality, other benefits of nominal value or officially approved corporate rebates. Conversely you should only offer gifts or entertainment of nominal value. Other CN policies must be respected at all times when accepting or offering gifts or entertainment.

Use of CN Property
You should not use or allow the use of CN property of any kind (facilities, equipment, material and resources, etc.) for any other purposes than officially approved activities.

What To Do Should a Conflict Arise
If you are uncertain about whether a situation constitutes a conflict of interest, you can raise the question with your supervisor, Human Resources representative or CN’s Ombudsman.

Do’s and Don’ts
  When in doubt, disclose the facts and get advice before you act

  Ask yourself if you stand to gain personally from your actions

  Ask yourself if your actions will help or give an advantage to a relative or friend

  Don’t accept or solicit gifts or entertainment for personal use unless they are of nominal value or appropriate, taking into account the nature of your function at CN

  Ask yourself if you would feel uncomfortable or embarrassed with the situation if it were reported to your supervisor or to senior management

Risk Management

CN is committed to safeguarding employees, assets, customers, the community and the environment at all times. CN does this by putting health, safety, security and environment measures in place throughout the company.

Our risk management system is a formal, organized process that enables people to plan, perform, assess and improve all company activities in order to minimize risk and losses.

Health, Safety and Security
Safety is a core value at CN. Safeguarding yourself, your colleagues and your community should be your top priority. You must wear prescribed safety equipment and do your job according to company policies, rules and standards. You are expected to safeguard yourself, as well as your colleagues and customers. As well, you should take the necessary steps to deal with situations that endanger yourself, your fellow employees, customers and the general public.

Environment
CN is also committed to respecting the environment. CN demonstrates this commitment through participation in programs such as Responsible Care™. You are expected to respect and protect the environment during the course of your employment. When a procedure or process may be of concern for the environment, you should contact your supervisor or CN’s Environment department.

Protection and Proper Use of CN Assets
Every CN employee is personally responsible for safeguarding CN’s assets, - both physical, such as equipment, buildings, supplies, documents and other physical property - or intellectual property, such as computer programs, information technology, know-how, data, patents, copyrights and any other intellectual property, and for using these assets and resources appropriately.

The improper use of assets could seriously undermine CN’s integrity, adversely affect its business strategies and decisions and weaken investor confidence.

You must protect the physical and intellectual assets of CN from loss, damage, theft, vandalism, sabotage or unauthorized use, copying, disclosure or disposal.

You must promptly report to CN any real or suspected threat to CN’s assets by calling CN Police at 1-800-465-9239.

Do’s and Don’ts
  Follow all proper procedures when carrying out your job duties

  Use and wear required or prescribed personal protective equipment

  Report suspect hazards as quickly as possible

  Properly and safely handle and dispose of hazardous materials

  Promptly report any real or suspected threat (loss, theft, damage, misuse) to CN’s assets by calling CN Police at 1-800-465-9239. Do not intervene if you think the situation may be dangerous

Drugs and Alcohol

To do your best in your job, you have to work in a healthy and safe environment, and have complete confidence your colleagues’ are not working under the influence of drugs or alcohol. All employees must read and be aware of applicable CN policies and regulations that govern alcohol and drugs in the workplace

It is prohibited to be on duty or to be in control of a CN vehicle or equipment while under the influence of alcohol or other drugs, including the after-effects of such use. Specifically, the use, possession, distribution, sale or consumption of illegal drugs or beverage alcohol while on duty, on or off CN premises, in vehicles and equipment, is prohibited.

Employees are expected to use over-the-counter or prescription medications responsibly. This means investigating whether the medication will affect safe operations, and abiding by recommendations to ensure safety.

If you have any questions about drugs and alcohol in the workplace, do not hesitate to contact your supervisor or your Human Resources representative.

Do’s and Don’ts
  Be fit to perform all assigned duties

  While at work, you must not be impaired by the use of medication, alcohol or illicit drugs

  To prevent accidents, report any individual (colleagues, visitors, suppliers, etc.) who is under the influence while on CN premises
Diversity and Harassment-Free Environment

It is CN policy to ensure that all employees, customers, suppliers, vendors, contractors and partners are treated fairly and equitably in a harassment-free environment.

At CN, there is no place for discrimination. Employees are required to treat each other fairly, openly and with respect. There are no company policies, procedures or practices which would create an environment that prevents an employee from progressing in his or her career. It is prohibited to initiate or establish company activities or programs that unfairly discriminate against an individual.

Harassment is defined as unwelcome conduct, comments, gestures or contact that causes offense or humiliation to any employee, employment candidate, customer or member of the general public. It is unacceptable behaviour, which denies people their dignity and respect. Harassment can occur at or away from the workplace and during or outside working hours if individuals are in a work-related situation. It can be verbal, physical, written (by use of computer, print, poster, handwriting), intentional or unintentional. It includes unwanted behaviour based on the following prohibited grounds of discrimination: race, religion, sex, national or ethnic origin, marital status, family status, sexual orientation, colour, age, disability, pardoned conviction or other characteristic protected by law.

At CN, harassment is considered employee misconduct and is not tolerated. It is your responsibility to ensure that harassment or any other offensive or inappropriate behavior does not happen.

CN will respond promptly to all complaints to ensure they are resolved quickly, confidentially and fairly. CN will impose sanctions on any employee who violates this policy regardless of position. However, different positions (such as supervisory positions) will be subject to more serious consequences due to the impact these positions have on employment conditions.

Employees also have a responsibility to report incidents of harassment to their supervisor and/or CN’s Human Resources representative. Anyone subjected to harassment at CN may use the internal procedures outlined in the CN Intranet or contact his or her Human Resources representative.

Do’s and Don’ts
  Speak up and do not allow prohibited discrimination or harassment

  Do not permit coercion or intimidation in the workplace

  Treat people fairly, openly and with respect

Competition and Antitrust

It is CN’s policy to comply fully with antitrust and competition laws and trade regulations. The purpose of these laws is to preserve fair, honest and vigorous competition. Violations of these laws can constitute crimes resulting in criminal penalties and heavy fines. It is particularly important to be aware of what conduct is unlawful under the antitrust and competition laws because an individual’s lack of knowledge about what constitutes an offence is not a defense to a criminal violation. Ongoing guidance from the Law department is critical because of the subtle problems that can arise when the antitrust and competition laws are applied to CN’s principal business, rail transportation service.

Employees may not enter into any agreement (written or oral, express or implied) with any competitor concerning prices to be charged to any customer, any other terms or conditions of sales, or costs or profits in connection with any transaction except where the agreement involves joint service (such as interline agreements). Contacts with other carriers regarding pricing of joint line movements must be limited to the essential elements of the specific joint rate or undertaking. Under the antitrust and competition laws, credit, discount, the prepayment, delivery terms or any other financial terms which could affect the price ultimately paid by customers are usually considered to be part of the price. Therefore, discussion of such terms is prohibited, as indicated above.

Threats of retaliatory rate action by one carrier against another are strictly prohibited and under no circumstances should you discuss such matters. In the event a representative of another carrier threatens retaliatory action, you must refuse to engage in the discussion and immediately report the incident to the Law department.

Membership in trade associations or industry groups has the potential for significant antitrust risk because they involve meetings of, and joint action by, competitors. In addition, meetings of trade associations lend themselves to informal discussions of business matters which can further increase the antitrust risk to CN. Employees participating in trade association or industry group functions must avoid discussing issues, like pricing, which could lead to violations of antitrust or competition laws.

If you have any questions, do not hesitate to contact CN’s Law department.

Do’s and Don’ts
  Avoid discussions, even informal, with competitors about things like prices, credits, discounts

  Refuse to engage in such a discussion, and tell your counterpart it is inappropriate to hold this sort of conversation

  Immediately report and explain exactly what happened to the Law department

Confidentiality

During the course of your employment, you may have access to confidential information or be aware of a fact or event that could significantly affect the market price or value of CN shares. Any unauthorized release of confidential company information can directly harm CN through loss of competitive advantage, by damaging relationships with customers or by harming employees.

Confidential information is any form of information or knowledge that has been developed, acquired or controlled by CN that the company wishes safeguarded from public disclosure. Confidential information may also have come from a third party in trust to CN as part of a non-disclosure agreement.

Financial records, business plans, personal employee data, sales and marketing information, customer and supplier information, company legal matters and technical data may all be considered confidential information.

When it comes to information, whether you originate it, are responsible for safeguarding it, use it or obtain it by accident, you must keep it confidential, unless disclosure is specifically authorized or legally mandated. Keeping CN strong means keeping our confidential information safe. It means using information effectively to accomplish our business objectives, and never using company information for personal gain or any other non-business reason.

Do’s and Don’ts
  Using confidential information for personal gain (like buying or selling shares of the company) or the personal gain of someone else (even a company) is prohibited

  All consultants should sign a confidentiality agreement if there is a chance they may see or obtain confidential information

Compliance with Insider Trading and Other Legal Requirements

CN proactively promotes compliance with all laws, rules and regulations applicable to the company, including insider-trading requirements.

As a CN employee, you are expected to comply with all such regulatory and legal requirements.

In particular, trading directly or indirectly CN shares or any securities based on confidential information before it is known to the general public is strictly forbidden by law. Two simple rules can help protect you in this area: (1) do not use any such non-public information for personal gain; and (2) do not pass along such information to someone else who has no need to know.

In order to avoid even the appearance of possible impropriety, employees are required to comply with CN’s Insider Trading Policy. In addition to legal liability, it is also important for CN’s credibility in the capital markets that this policy be strictly adhered to. If you have any questions, do not hesitate to contact CN’s Law department.

Do’s and Don’ts
  Never disclose information that may have an impact on CN’s shares unless the information is public or unless you were authorized by Executive or Senior Management

  Do not buy or sell CN shares (or options) using information you acquired due to your position while working, or that you accidentally learned at work or outside work

Information Security

At CN, we encourage the use of information technologies and electronic communications resources and make them widely available to employees. We all have to work together to prevent disruptions, overload and misuse of these resources and services. So naturally, the use of company electronic communications resources is limited to company business.

It is CN’s policy to secure and protect all information, whether print or electronic.

You should not use e-mail or the Internet to access material that contains defamatory, libellous, slanderous or disruptive statements, sexual comments or images. This also applies to comments or images that are discriminatory on the basis of race, national or ethnic origin, colour, age, sex, sexual orientation, marital status, family status, religious beliefs, disability or a pardoned conviction.

Confidential, sensitive or valuable information should not be sent over the Internet unless properly protected or encrypted. Otherwise, you should assume that all information may be seen or read by someone other than the intended recipient.

CN reserves the right to inspect, monitor, or disclose electronic communications in all circumstances.

If you have any questions, do not hesitate to contact CN’s Corporate Information Security Unit.

Do’s and Don’ts
  Information security is also about being careful about where you discuss CN’s business

  Safeguard your passwords and change them regularly

  Use e-mail for business purposes only

  Do not use internet to access inappropriate sites or information

Corporate Disclosure

As a public company, CN promotes full, fair, accurate, timely and understandable disclosure in all reports and documents filed, as well as in all of CN’s other public communications. With the exception of identified spokespersons, all officers, directors and employees should avoid discussing non-public internal company affairs with anyone outside CN, except for business reasons.

When it comes to information that could affect the market price or value of CN shares (material information), CN is committed to ensuring fairness by not disclosing that information to selected individuals, companies, partners or organizations. When material developments do occur, a press release is issued and filed.

Our key spokespersons are the President and Chief Executive Officer; the Senior Vice-President, Public Affairs, Chief Legal Officer and Corporate Secretary - responsible for communications with the media - and the Vice-President, Investor Relations - responsible for communications with the investment community.

CN has adopted a NO COMMENT policy to respond to queries by third parties on material discussions or internal negotiations.

It is critical that all CN employees strictly adhere to the Corporate Disclosure Policy. If you have any questions regarding the disclosure of information, do not hesitate to contact CN’s Law department.

Do’s and Don’ts
  Do not speak on behalf of the company unless authorized as an official spokesperson

  In case of doubt say that you have no comments and refer the individual to CN’s spokespersons
Community Activities and Investment

CN is committed to helping build safer, stronger communities. While CN supports communities through employment, taxes and other economic benefits, it embraces the need to go further. As a concerned corporate citizen of the towns and cities in which CN employees live and work, CN demonstrates this commitment through responsible community investment by supporting registered, not-for-profit organizations.

Through our community investment program, “Pulling Together,” we work with registered, not-for-profit groups in Canada and the US on opportunities that are consistent with our expertise, business strengths and resources so that we can share our knowledge and experience. CN receives far more worthwhile community requests than it can support. While we recognize there are many important causes, we must be selective in the ones that we can effectively address. It makes good sense to focus our charitable donations, gifts-in-kind and sponsorships where we can have the most impact.

All intended corporate donations must be evaluated by the Public Affairs department using the community investment program guidelines. After consulting with Public Affairs, funding of local projects may be made even though they might be considered an exception to the program guidelines. If you have any questions, do not hesitate to contact CN’s Public Affairs department.

Do’s and Don’ts
  If approached by an organization, please refer them to the community investment program web page at: www.cn.ca/community

  Don’t commit to any organization before it is evaluated by Public Affairs

Political Activities

CN actively and openly communicates with all levels of governments and legislators in Canada and the US. This includes communicating company and industry views on proposed legislation and regulations, as well as on government programs and policies that can affect its operations and ability to conduct business.

CN only makes contributions to political parties, political organizations or their representatives, and only takes part in party politics, including fundraising activities as permitted by law. CN is proud to participate in public debate on policy issues of specific or general interest, issues that may have an impact on its legitimate business goals, and matters that may affect the communities where CN operates.

CN employees and agents who work with various governments to present CN’s point of view must obey the law at all times.

You can participate in the legitimate political process on your own time and away from CN property and you can choose to run for political office at any level of government and may be eligible for unpaid leave of absence and, if elected, for unpaid leave of absence for the duration of your term of office.

As a US employee, you may make a financial contribution to a company Political Action Committee. Political Action Committees were introduced in the United States to provide corporations and their work forces with a practical means of participating in the political process to advance corporate goals through voluntary donations by employees. Our US operations’ PAC is registered with the Washington, DC-based Federal Election Commission and complies with the regulations implemented by that agency. CN employees who are US citizens and who wish to voluntarily donate to their local PAC should contact the Vice-President – US Government Affairs.

If you have any questions about CN’s government relations programs, or about political activities in Canada or the US, you should contact CN’s Public Affairs department.

Do’s and Don’ts
  Don’t make contributions to candidates or political or activist organizations from company funds, even when local laws and regulation permit it, unless authorized by CN Government Affairs

  You can speak out on community issues of importance to you, but the utmost care should be taken not to give the impression that you are speaking on behalf of CN

  You must not use company time, telephones, communications services or systems, or any other type of company resource to solicit for a political campaign or candidate, nor loan company property for use in a political campaign

Records and Document Retention

Be sure that all entries in CN’s books, records and accounts, together with all documents created in the course of CN’s business are accurate, complete, reflect their subject matters fairly and are recorded on time. No relevant information can be omitted or concealed. All financial transactions must be properly authorized and recorded in accordance with generally accepted accounting practices.

We must retain and safeguard the confidentiality of these documents based on their level of value to CN, relevant laws and regulations, as well as our record retention and destruction policies. These documents include: paper documents, audio or video tapes, magnetic or optical media, microfilm or microfiche, voice mail and computer-based information such as e-mail, computer files on disks, servers or tapes, and any other medium that contains information about CN.

These documents should never be tampered with, removed or destroyed in a manner that is contrary to CN’s record retention and destruction policies.

Any document that pertains to ongoing or potential litigation, or to a government investigation or audit, must be handled in accordance with the instructions of CN’s Law department.

REPORTING VIOLATIONS AND COMPLIANCE

Compliance Standards And Procedures

Abiding by the standards of this Code and underlying policies is a serious matter at CN. After all, high standards of business conduct are critical to maintaining public confidence. Violations can jeopardize our relationships with our customers, suppliers, investors and partners, and can even result in our loss of the privilege to do business in Canada, the United States or elsewhere.

CN will take all reasonable steps to respond appropriately, promptly and consistently to violations of this Code and prevent further situations.

This may include disciplinary action up to and including termination of employment, contract termination or other legal action such as seeking damages.

Reporting accounting and auditing matters

This procedure offers an effective and confidential method for interested parties to notify CN’s Board of Directors of any potential or real wrongdoing in terms of accounting or auditing matters. Anyone who wishes to express concerns about these matters should call CN’s Auditing Hot Line Number, 1 800 925-5974.

Reporting Violations

This Code covers CN’s fundamental principles of ethical business conduct, as well as the responsibilities for overseeing and reporting violations. All employees have a personal responsibility to report in good faith any activity that appears to violate this Code, the law or regulations.

If you believe that someone associated with CN (including employees, suppliers, vendors, contractors, etc.) has violated a provision of our Code, you are expected to bring the matter in good faith to the attention of your supervisor or CN’s Ombudsman by mail, telephone, e-mail or in person (see page 4). CN will take any necessary steps or corrective action.

ALL INQUIRIES WILL BE HANDLED PROMPTLY AND CONFIDENTIALLY, AND YOU WILL NOT BE PENALIZED, DISCHARGED, DEMOTED, SUSPENDED OR DISCRIMINATED AGAINST FOR REPORTING OR ENQUIRING IN GOOD FAITH ABOUT POTENTIALLY UNETHICAL CONDUCT OR FOR SEEKING GUIDANCE ON HOW TO HANDLE SUSPECTED ILLEGAL ACTS OR RULES VIOLATIONS.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: August 8, 2005	By:	(s) Cristina Circelli

		Name:	Cristina Circelli
		Title:	General Counsel